Exhibit 99.2

Hong Kong Pharma Digital Technology Holdings Limited Announces Closing of Initial Public Offering

**New York, Jan. 16, 2025 / / -- Hong Kong Pharma Digital Technology Holdings Limited (“Hong Kong Pharma” or the “Company”) (NASDAQ: HKPD), a leading provider of over the counter (“OTC”) pharmaceutical cross-border e-commerce supply chain services in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of an aggregate of 1,403,685 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a public offering price of US$4.00 per share of which 1,000,000 Ordinary Shares were offered by the Company, and 403,685 Ordinary Shares were offered by certain selling shareholders of the Company. Hong Kong Pharma did not receive any proceeds from the sale of ordinary shares by the selling shareholders. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market on January 15, 2025 under the ticker symbol “HKPD.”

The aggregate gross proceeds from the Offering were $5,614,740, before deducting underwriting discounts and other related expenses, including $4,000,000 received by the Company and $1,614,740 received by the selling shareholders of the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to 150,000 Ordinary Shares to cover over-allotments at the initial public offering price, less underwriting discounts. The Company intends to use the net proceeds for the development and upgrade of its supply chain enterprise resource planning systems; to fund the procurement of warehouse equipment to improve efficiency; to fund the expansion of its sales and marketing team to accelerate the growth of its business; and to fund general working capital and for other general corporate purposes.

The Offering was conducted on a firm commitment basis. Bancroft Capital, LLC is acting as the lead underwriter, with Eddid Securities USA Inc. acting as a co-underwriter for the Offering. Bevilacqua PLLC acted as U.S. securities counsel to the Company, and Ortoli Rosenstadt LLP acted as U.S. securities counsel to the lead underwriter in connection with the Offering.

A registration statement on Form F-1 (File No. 333-282876) relating to the Offering, as amended, was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on December 20, 2024. The Offering was made only by means of a prospectus, copies of which may be obtained from: Bancroft Capital, LLC, by standard mail to 501 Office Center Drive, Suite 130 Fort Washington, PA 19034, by email at InvestmentBanking@bancroft4vets.com, or by telephone at (+1) 484-546-8000; or Eddid Securities USA Inc., by standard mail to 40 Wall Street, Suite 1606, New York, NY 10005, by email at ecm@eddidusa.com, or by telephone at (+1) 212-363-6888. Copies of the final prospectus filed with the SEC on January 15, 2025 and the registration statement can be accessed via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hong Kong Pharma Digital Technology Holdings Limited

Hong Kong Pharma Digital Technology Holdings Limited offers two main categories of services: (i) OTC pharmaceutical cross-border e-commerce supply chain services through its Hong Kong subsidiary, Joint Cross Border Logistics Company Limited (“Joint Cross Border”), and (ii) OTC pharmaceutical cross-border procurement and distribution through its Hong Kong subsidiary, V-Alliance Technology Supplies Limited.

Through its engagement with OTC pharmaceutical suppliers, logistics companies, and merchants on Chinese e-commerce platforms, Joint Cross Border provides a convenient one-stop solution for Mainland Chinese customers seeking access to OTC pharmaceutical products outside Mainland China.

Joint Cross Border’s comprehensive service offerings include pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting products with the Hong Kong Department of Health, obtaining import and export permits, storing products, packaging, and arranging logistics and end-to-end delivery services for customers. For more information, please visit the Company’s website: www.9zt.hk.

Forward-Looking Statements

All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement for the Offering filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Media Contact:pr@9zt.hk

Investor Relations:ir@9zt.hk

Standard mail：Hong Kong Pharma Digital Technology Holdings Limited, Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong

Telephone: +852 2618-9289